No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
This prospectus supplement, together with the short form base shelf prospectus dated February 18, 2014 (the "Prospectus") to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in the Prospectus constitutes a public offering of these securities only in those jurisdictions where they may lawfully be offered for sale and therein only by persons permitted to sell such securities.
These securities have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and, except as described under "Plan of Distribution", may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act). This prospectus supplement, together with the Prospectus, does not constitute an offer to sell or a solicitation of an offer to buy any of the securities within the United States. See "Plan of Distribution".
Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation at 354 Davis Road, Oakville, Ontario, L6J 2X1, telephone (905) 465-4500, and are also available electronically at www.sedar.com.
PROSPECTUS SUPPLEMENT
To a Short Form Base Shelf Prospectus dated February 18, 2014

New Issue	November 25, 2015

ALGONQUIN POWER & UTILITIES CORP.
$150,009,750
14,355,000 Common Shares

Algonquin Power & Utilities Corp. (the “Corporation” or “Algonquin”) is hereby qualifying the distribution (the “Offering”) of 14,355,000 common shares (the “Common Shares”) at a price of $10.45 per Common Share (the “Offering Price”). The terms and offering price of the Common Shares were determined by negotiation between Algonquin and CIBC World Markets Inc., TD Securities Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., Desjardins Securities Inc., Canaccord Genuity Corp., Cormark Securities Inc. and Industrial Alliance Securities Inc. (collectively, the “Underwriters”). See “Plan of Distribution”.
CIBC World Markets Inc., TD Securities Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., Scotia Capital Inc. and Desjardins Securities Inc. are wholly-owned indirect subsidiaries of Canadian chartered banks which have provided credit facilities to the Corporation and a subsidiary entity of the Corporation. Consequently, the Corporation may be considered a connected issuer to each of the foregoing Underwriters for purposes of applicable Canadian securities laws. See “Relationship Between the Corporation and Certain Underwriters”.

The Toronto Stock Exchange (the “TSX”) has conditionally approved the listing of the Common Shares to be issued under the Offering. Listing will be subject to the Corporation fulfilling all of the requirements of the TSX on or before February 23, 2016.
The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued and sold by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement and referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of the Corporation by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Bennett Jones LLP.

i

	Price to the Public	Underwriters’ Fee	Net Proceeds to the Corporation(1)

Per Common Share	$10.45	$0.418	$10.032
Total(2) (3)	$150,009,750	$6,000,390	$144,009,360

(1)
Before deducting expenses of the Offering, estimated to be approximately $0.5 million, which will be paid by the Corporation out of its general funds. The Underwriters’ fee will be paid by the Corporation out of the proceeds of the Offering.

(2)
Algonquin has granted to the Underwriters an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part for a period of 30 days from closing of the Offering, to purchase up to an additional 15% of the number of Common Shares issued under the Offering at a price of $10.45 per share on the same terms and conditions as the offering of the Common Shares.

(3)
If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Corporation” (before deducting expenses of the Offering) will be $ $172,511,212.50, $6,900,448.50 and $165,610,764, respectively. This prospectus supplement also qualifies for distribution the grant of the Over-Allotment Option and the issuance of the Common Shares pursuant to the exercise of the Over-Allotment Option. See “Plan of Distribution”.

Underwriter’s Position	Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	2,153,250 Common Shares	Up to 30 days from the closing of the Offering	$10.45 per Common Share
Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions intended to stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters propose to offer the Common Shares initially at the Offering Price. After the Underwriters have made reasonable efforts to sell all of the Common Shares by this prospectus supplement at such price, the Offering Price may be decreased, and further changed from time to time, to an amount not greater than the Offering Price. Any such reduction in the offering price shall not affect the purchase price to be paid to the Corporation. See “Plan of Distribution”.
A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires those Common Shares under this prospectus supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.
The outstanding Common Shares are listed on the TSX under the trading symbol “AQN”. The closing price of the Common Shares on the TSX on November 20, 2015, the trading day before the Offering was announced, was $10.82 per Common Share.
Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to occur on or about December 2, 2015 or such later date as the Corporation and the Underwriters may agree (the “Closing Date”). The Common Shares will be represented by one or more certificates in registered form to CDS Clearing and Depository Services Inc. (“CDS”) or its nominee under the book-based system administered by CDS. No certificates evidencing the Common Shares will be issued to subscribers except in certain limited circumstances, and registration will be made in the depository services of CDS. Subscribers for the Common Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS Participant and from or through whom a beneficial interest in the Common Shares is purchased.
Investing in the Common Shares involves risks that should be considered by prospective purchasers, certain of which are described in the “Risk Factors” section of and elsewhere in this prospectus supplement including in the documents incorporated by reference.
Masheed Saidi and Dilek Samil, directors of the Corporation, both reside outside of Canada. Each of Ms. Saidi and Ms. Samil has appointed the Corporation as her agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Agent for Service of Process in Canada”.
The registered and head office of the Corporation is located at 354 Davis Road, Oakville, Ontario, L6J 2X1.

ii

TABLE OF CONTENTS

	Page		Page
IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS	S-1	TRADING PRICES AND VOLUMES	S-8
FORWARD-LOOKING STATEMENTS	S-1	PRIOR SALES	S-8
DOCUMENTS INCORPORATED BY REFERENCE	S-2	ELIGIBILITY FOR INVESTMENT	S-11
BUSINESS OF THE CORPORATION	S-3	RISK FACTORS	S-11
RECENT DEVELOPMENTS	S-4	INTERESTS OF EXPERTS	S-12
USE OF PROCEEDS	S-4	AUDITORS AND REGISTRAR AND TRANSFER AGENT	S-12
CONSOLIDATED CAPITALIZATION	S-4	AGENT FOR SERVICE OF PROCESS IN CANADA	S-12
PLAN OF DISTRIBUTION	S-5	PURCHASERS’ STATUTORY RIGHTS	S-12
BOOK-ENTRY ONLY SYSTEM	S-7	CERTIFICATE OF THE UNDERWRITERS	C-1
RELATIONSHIP BETWEEN THE CORPORATION AND CERTAIN UNDERWRITERS	S-7

iii

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS
This document consists of two parts. The first part is this prospectus supplement, which describes certain terms of the securities the Corporation is offering and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Common Shares offered hereunder. Defined terms or abbreviations used in this prospectus supplement that are not defined herein have the meanings ascribed thereto in the Prospectus.

Investors should rely only on the information contained in this prospectus supplement or incorporated by reference into the Prospectus. The Corporation has not, and the Underwriters have not, authorized anyone to provide investors with different or additional information. The Corporation is not, and the Underwriters are not, making an offer to sell the Common Shares in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information appearing in this prospectus supplement, the Prospectus or any documents incorporated by reference into the Prospectus, is accurate as of any date other than the date on the front of those documents, as the Corporation’s business, operating results, financial condition and prospects may have changed since that date.

In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.

Unless the context otherwise requires, all references in this prospectus supplement to “the Corporation” refer to Algonquin Power & Utilities Corp., the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

The Corporation is an “SEC issuer” as such term is defined in National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards. Effective January 1, 2011, the Corporation changed the basis of its accounting from Canadian generally accepted accounting principles (“Canadian GAAP”) to generally accepted accounting principles in the United States (“U.S. GAAP”) and follows disclosures required per Regulation S-X Rule 10-10, Interim Financial Statements provided by the U.S. Securities and Exchange Commission Guidance. The Corporation’s interim and annual consolidated financial statements incorporated by reference in the Prospectus have been prepared in accordance with U.S. GAAP. Therefore, the consolidated financial statements incorporated by reference into this prospectus supplement may not be comparable to financial statements prepared in accordance with Canadian GAAP.

FORWARD-LOOKING STATEMENTS
This prospectus supplement, the Prospectus and certain documents incorporated by reference into the Prospectus, contain forward-looking statements within the meaning of applicable securities laws, including, among others, statements relating to the Corporation’s objectives and strategies to achieve those objectives, the Corporation’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward-looking statements generally can be identified by words such as “outlook”, “objective”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions suggesting future outcomes or events. Such forward-looking statements reflect the Corporation’s beliefs at the time such statements are made and are based on information available to management at the time such statements are made. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements are not guarantees of future performance and are based on the Corporation’s estimates and assumptions that are subject to risks and uncertainties, including those described under “Risk Factors” below and those discussed in the Corporation’s materials filed with the Canadian securities regulatory authorities from time to time, which could cause the actual results and performance of the Corporation to differ materially from the forward-looking statements contained in this prospectus supplement, the Prospectus and the documents incorporated by reference into the Prospectus. These risks and uncertainties include, among other things, risks related to: the price of the Common Shares; availability of cash for distributions; liquidity; credit risk; interest rate, exchange rate and other debt related risks; the effects of changes in environmental and other laws and regulatory policy applicable to the energy and utilities sectors; decisions taken by regulators on monetary policy; the state of the Canadian and the U.S. economies and accompanying business climate; tax risk; ability to access capital markets; dilution; government regulation; shareholder liability; potential conflicts of interest; redemption rights; statutory remedies; and the tax position and consequences unique to each security holder. Material factors or assumptions that were applied in drawing a conclusion or making an estimate set out in the forward-looking statements include that the general economy remains stable and equity and debt markets continue to provide access to capital. The Corporation cautions that this list of factors is not exhaustive. Although the forward-looking statements contained in this prospectus supplement, the Prospectus and the documents incorporated by reference into the Prospectus, are based upon what the Corporation believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.
All forward-looking statements in this prospectus supplement, the Prospectus and the documents incorporated by reference into the Prospectus, are qualified by these cautionary statements. The forward-looking statements are made only as of the date that such statements are made and the Corporation, except as required by applicable law, assumes no obligation to update or revise them to reflect new information or the occurrence of future events or circumstances.

DOCUMENTS INCORPORATED BY REFERENCE
This prospectus supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering of the Common Shares. Other documents are also incorporated or deemed to be incorporated by reference into the Prospectus and reference should be made to the Prospectus for full particulars. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation at 354 Davis Road, Oakville, Ontario, L6J 2X1, telephone (905) 465-4500, and are also available electronically at www.sedar.com.

See “Documents Incorporated by Reference” in the Prospectus. As of the date hereof, the following documents filed with the securities commissions or similar authorities in each of the provinces of Canada are specifically incorporated by reference into and form an integral part of the Prospectus:

(a)	the annual information form of the Corporation dated March 30, 2015 for the year ended December 31, 2014, filed on SEDAR on March 30, 2015 (the “AIF”);

(b)	the consolidated financial statements of the Corporation as at and for the years ended December 31, 2014 and 2013 together with the notes thereto and the auditors’ reports thereon;

(c)	management’s discussion and analysis of the Corporation for the year ended December 31, 2014 (“2014 MD&A”);

(d)	the unaudited interim consolidated financial statements of the Corporation as at and for the nine months ended September 30, 2015, together with the notes thereto (the “Q3 2015 financial statements”);

(e)	management’s discussion and analysis of the Corporation for the nine months ended September 30, 2015 (“Q3 MD&A”);

(f)	the management information circular of the Corporation filed on SEDAR on June 4, 2015 in respect of an annual meeting of shareholders of the Corporation held on June 30, 2015; and

(g)	the template version (as such term is defined in National Instrument 41-101 − General Prospectus Requirements (“NI 41-101”)) of the marketing materials for the Offering dated November 23, 2015.
The template version of the marketing materials (as such term is defined in NI 41-101) is not part of this prospectus supplement to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this prospectus supplement. In addition, any template version of any other marketing materials filed with the securities commission or similar authority in each of the provinces of Canada in connection with this Offering after the date hereof but prior to the termination of the distribution of the securities under this prospectus supplement is deemed to be incorporated by reference herein.
Any statement contained in the Prospectus, in this prospectus supplement or in any other document (or part thereof) incorporated or deemed to be incorporated by reference into the Prospectus shall be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in the Prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the Prospectus.
BUSINESS OF THE CORPORATION
The Corporation is engaged in the ownership and operation of regulated and non-regulated utility businesses in North America. The Corporation’s operations are aligned into two major business units: Algonquin Power Co. undertakes the non-regulated utility business which involves the generation and sale of electrical energy within the independent power generation industry in North America and Liberty Utilities (Canada) Corp. undertakes the regulated utility business which involves the provision of rate regulated natural gas, electricity and water distribution services and wastewater treatment services in the United States.
See the section entitled “Description of the Business” in the AIF for a description of the Corporation’s business.

RECENT DEVELOPMENTS
On October 19, 2015, the Corporation announced it agreed to jointly develop a 150 MW construction stage wind project in the United States (the “Deerfield Wind Project”) with Renewable Energy Systems Americas Inc. The Deerfield Wind Project is located in central Michigan and is being constructed on approximately 20,000 acres of land leased from a supportive wind power land owner group. The Deerfield Wind Project will utilize 44 Vestas V110-2.0 MW wind turbines and 28 Vestas V110-2.2 MW turbines and is estimated to generate 555.2 GW-hrs annually. The Deerfield Wind Project has a 20 year power purchase agreement with a local electric distribution utility company serving approximately 260,000 customers in Michigan. The total project cost is expected to be approximately U.S. $303.0 million. The Deerfield Wind Project is expected to achieve commercial operation at the end of 2016 with its first full year of operation being 2017.

The Renewable Energy Approval (“REA”) for the Amherst Island Wind Project was issued on August 24, 2015 following 29 months of review by the Ontario Ministry of Environment (“MOE”). An appeal of the REA was made to the Environmental Review Tribunal (“ERT”) on September 8, 2014. The appeal process is statutorily time-limited and is expected conclude with a decision from the ERT in March of 2016. The company is defending the appeal to the ERT, and believes it to be without merit. Additionally, on November 6, 2015, the Association for the Protection of Amherst Island brought an application for judicial review for an order setting aside the REA issued by the MOE.

USE OF PROCEEDS
The net proceeds to the Corporation from the Offering will be approximately $144.0 million after deducting the Underwriters’ fee of approximately $6.0 million but before deducting expenses of the Offering (and assuming that Over-allotment Option is not exercised). The expenses of the Offering are estimated at approximately $0.5 million and will be paid from the general funds of the Corporation. The net proceeds will be used to partially fund the Corporation’s capital growth program, to reduce short-term debt and for general corporate purposes.

CONSOLIDATED CAPITALIZATION
The following table sets forth the unaudited consolidated capitalization of the Corporation as at December 31, 2014 and September 30, 2015, and the unaudited pro forma consolidated capitalization of the Corporation as at September 30, 2015 after giving effect to any material changes in capitalization since September 30, 2015 and after giving effect to such material changes and the Offering, assuming in the latter case that all of the net proceeds from the Offering (after deducting the estimated expenses of the Offering) are applied to reduce amounts owing under the Corporation’s revolving credit facilities. The financial information set out below should be read in conjunction with the unaudited consolidated financial statements of the Corporation as at and for the nine months ended September 30, 2015 incorporated by reference in this prospectus supplement and the notes thereto.

Item (in thousands of dollars, other than the number of Common Shares outstanding)	As at December 31, 2014	As at September 30, 2015	As at September 30, 2015
			after giving effect to material changes since September 30, 2015(1)	after giving effect to material changes since September 30, 2015 and the Offering (5)

Revolving Credit Facilities(2)	47,298	174,009	170,075	27,300
Long-Term Debt, excluding Revolving Credit Facilities	1,232,725	1,439,320	1,425,927	1,425,927
Series C Preferred Shares (4)	18,693	18,566	18,300	18,300
Consolidated Indebtedness	1,298,716(7)	1,631,895	1,614,302	1,471,527

Equity attributable to Common Share shareholders(3)	1,195,238	1,404,558	1,404,558	1,548,067
Subscription Receipts(6)	110,503	110,503	110,503	110,503
Series A Preferred Shares	116,546	116,546	116,546	116,546
Series D Preferred Shares	97,259	97,259	97,259	97,259
Non-Controlling Interest(8)	328,988	366,546	366,546	366,546
Total Equity	1,848,534	2,095,412	2,095,412	2,238,921

Total Capitalization	3,147,250	3,727,307	3,709,714	3,710,448

Notes:

(1)
Adjustments to total capitalization include: (i) $3.9 million of reduced drawings on the Corporation’s and the Corporation’s subsidiaries credit facilities caused primarily by the repayment of a portion of the Odell Development Loan offset by capital expenditures, working capital requirements and other general uses; (ii) reduction of long term debt by $13.4 million due to the repayment of the LPSCO Water System IDA bonds.

(2)
Revolving credit facilities includes the senior credit facility of the Corporation, the senior credit facility of Algonquin Power Co. and the senior credit facility of a subsidiary of Liberty Utilities Co.

(3)
Equity attributable to Common Share shareholders as set forth in this table is equal to the book value of Common Shares, plus additional paid-in capital, less accumulated other comprehensive loss, less accumulated deficit.

(4)
The Series C Preferred Shares are mandatorily redeemable in 2031 and have a contractual cumulative cash dividend paid quarterly until the date of redemption. Such shares are accounted for as liabilities on the Corporation’s consolidated financial statements.

(5)
After payment of the Underwriters’ fees of approximately $6.0 million and the expenses of the Offering, estimated to be approximately $0.5 million, and assuming that the Over-allotment Option is not exercised, the net proceeds of the Offering of approximately $143.5 million, which will be used, among other things, to partially fund the Corporation’s capital growth program, to reduce short-term debt and for general corporate purposes.

(6)
Includes $77.5 million and $33.0 million in subscription receipts that Emera Inc. purchased in September 2014 and December 2014, respectively, by way of private placements completed in connection with the equity offerings by the Corporation at those times. These subscription receipt offerings were pursuant to the terms of the Strategic Investment Agreement entered into between the Company and Emera Inc. on April 29, 2011.

(7)
Effective January 1, 2015, the Corporation applied ASU 2015-03 retrospectively to all prior periods presented in the financial statements. As a result, on the Q3 2015 financial statements deferred financing costs of $8.304 million as of December 31, 2014 that were previously presented as Other assets on the consolidated balance sheets have been reclassified as a deduction from the carrying amount of the related long-term liabilities

(8)	Includes redeemable non-controlling interest in Bakersfield solar facility.

PLAN OF DISTRIBUTION
Pursuant to an underwriting agreement dated November 25, 2015 (the “Underwriting Agreement”) between the Corporation and the Underwriters, the Corporation has agreed to issue and sell, and the Underwriters have agreed to purchase, as principals, on the Closing Date, 14,355,000 Common Shares offered hereby at the Offering Price of $10.45 per Common Share, payable in cash, subject to compliance with all the necessary legal requirements and to the conditions contained in the Underwriting Agreement. The Offering Price and other terms of the Offering were determined by negotiation between the Underwriters and the Corporation.

The Underwriting Agreement provides that, in consideration of the services of the Underwriters in connection with the Offering, the Corporation will pay the Underwriters a fee of $0.418 per Common Share issued and sold by the Corporation as part of the Offering, for an aggregate fee payable by the Corporation of $6,000,390. The Underwriters’ fee is payable on the Closing Date.

The Corporation has granted to the Underwriters the Over-Allotment Option, exercisable at their sole discretion, in whole or in part, for a period of 30 days after the closing of the Offering, to purchase up to an additional 2,153,250 Common Shares on the same terms as set forth above for the purpose of covering all of the Underwriters’ over-allocation position, if any, and for market stabilization purposes. This prospectus supplement also qualifies the distribution of the Over-Allotment Option and the issuance of the Common Shares upon the exercise of the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires those Common Shares under this prospectus supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.
The Corporation has agreed that, subject to certain exceptions, it shall not issue or agree to issue any Common Shares or other securities convertible into, or exchangeable for, Common Shares prior to 90 days after the Closing Date without the prior consent of CIBC World Markets Inc. and TD Securities Inc., on behalf of the Underwriters, which consent shall not be unreasonably withheld.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The policy statements allow certain exceptions to the foregoing prohibitions. The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution pursuant to the first mentioned exception. If, following the closing of the Offering, the market price of the Common Shares is below the Offering Price, the short position created by the over-allocation position in Common Shares may be filled through purchases in the market, creating upward pressure on the price of the Common Shares. Such transactions, if commenced, may be discontinued at any time.

The Underwriters propose to offer the Common Shares initially at the Offering Price specified above. After a reasonable effort has been made to sell all of the Common Shares at the price specified, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Common Shares remaining unsold. Any such reduction will not affect the proceeds received by the Corporation.

The obligations of the Underwriters under the Underwriting Agreement are several (and not joint or joint and several) and may be terminated at their discretion upon the occurrence of certain stated events. If one or more of the Underwriters fails to purchase its or their applicable percentages of the amount of Common Shares at Closing, the other Underwriter or Underwriters will have the right, but will not be obligated, to purchase on a pro rata basis all, but not less than all, of the Common Shares which would otherwise have been purchased by the Underwriter or Underwriters that fail to purchase. In the event that such right is not exercised, the Underwriter or Underwriters that are able and willing to purchase will be relieved of all obligations to the Corporation on submission to the Corporation of reasonable evidence of its or their ability and willingness to fulfill its or their obligations hereunder at the Closing. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their respective directors, officers, shareholders, agents and employees against certain liabilities and expenses.

The TSX has conditionally approved the listing of the Common Shares issuable under the Offering, including shares issuable under the Over-Allotment Option granted to the Underwriters. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX on or before February 23, 2016.

The Corporation and, if applicable, the Corporation’s agents or underwriters, reserve the right to reject any offer to purchase Common Shares in whole or in part. The Corporation also reserves the right to withdraw, cancel or modify the offering of Common Shares hereunder without notice.

The Common Shares have not been, and will not be, registered under the U.S. Securities Act. They are being sold only outside the United States to non-U.S. Persons (as those terms are defined under Regulation S under the U.S. Securities Act) and may not be reoffered, resold, pledged or otherwise transferred in the United States or to U.S. Persons except in compliance with the U.S. Securities Act or in transactions exempt therefrom or not subject thereto.

BOOK-ENTRY ONLY SYSTEM
Registration of interests in and transfers of the Common Shares will be made only through a book-entry only system administered by CDS. On or about December 2, 2015, the expected Closing Date, or on such later date as the Corporation and the Underwriters may agree, the Corporation will deliver to CDS certificates evidencing, or will make an electronic deposit to CDS of, the aggregate number of Common Shares subscribed for under the Offering. Common Shares must be purchased and transferred through a participant in CDS (a “CDS Participant”). All rights of an owner of Common Shares must be exercised through, and all payments or other property to which such owner is entitled will be made or delivered by, CDS or the CDS Participant through which the owner holds Common Shares. Upon purchase of any Common Shares, the owner will receive only the customary confirmation. References in this prospectus supplement to a holder of Common Shares means, unless the context otherwise requires, the owner of the beneficial interest in such shares.
The ability of a beneficial owner of Common Shares to pledge the Common Shares or otherwise take action with respect to such owner’s interest in such shares (other than through a CDS Participant) may be limited due to the lack of a physical certificate.
RELATIONSHIP BETWEEN THE CORPORATION AND CERTAIN UNDERWRITERS
The net proceeds will be used to partially fund the Corporation’s capital growth program, to reduce short-term debt and for general corporate purposes. See “Use of Proceeds”.

CIBC World Markets Inc., TD Securities Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., Scotia Capital Inc. and Desjardins Securities Inc. are each, directly or indirectly, a wholly-owned or majority-owned subsidiaries of a Canadian chartered banks which are lenders (the “Lenders”) to the Corporation, Algonquin Power Co. (a trust of which the Corporation is the sole unitholder) and Liberty Utilities Co. (a subsidiary of the Corporation) under their respective revolving credit facilities. In addition, the Canadian chartered bank affiliates of CIBC World Markets Inc., TD Securities Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc. and Scotia Capital Inc. are counterparties to derivative financial contracts held with Algonquin Power Co. for purposes or interest rate and currency risk management. Accordingly, the Corporation may be considered to be a connected issuer of each of these Underwriters under applicable securities legislation.

As of November 25, 2015 approximately $40.7 million, $129.4 million and U.S. $nil has been drawn on the credit facilities of the Corporation, Algonquin Power Co. and Liberty Utilities Co., respectively. The Corporation, Algonquin Power Co. and Liberty Utilities Co. are in compliance with all material terms of the agreements governing the respective facilities.

The decision to distribute the Common Shares offered hereby and the determination of the terms of the distribution were made through negotiations primarily between the Corporation and CIBC World Markets Inc. and TD Securities Inc. on their own behalf and on behalf of the other Underwriters. The respective Lenders under the credit facilities of the Corporation, Algonquin Power Co. and Liberty Utilities Co. did not have any involvement in such decision or determination, but have been advised of the issuance and the terms thereof. As a consequence of the Offering, each of CIBC World Markets Inc., TD Securities Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., Scotia Capital Inc. and Desjardins Securities Inc. will receive its share of the Underwriters’ fee.
TRADING PRICES AND VOLUMES
Common Shares
The outstanding Common Shares are traded on the TSX under the trading symbol “AQN”. The following table sets forth the high and low price for, and the volume of trading in, the Common Shares for the periods indicated, based on information obtained from the TSX.

	Price ($)		Average Daily
Month	High	Low	Trading Volume
2014
December	10.25	9.23	592,062

2015
January	10.44	9.41	514,376
February	10.51	9.97	348,175
March	10.39	7.50	1,141,069
April	10.10	9.21	552,794
May	9.94	9.43	638,044
June	9.80	8.87	432,733
July	9.77	9.05	400,265
August	9.99	8.59	486,163
September	9.84	9.09	393,551
October	10.30	9.20	643,235
November 1-24	10.94	10.03	582,486

PRIOR SALES
During the 12 months preceding the date of this prospectus supplement, the Corporation issued the following Common Shares and securities convertible into Common Shares:
Share and Option Grants
On May 19, 2015, the Corporation issued 1,608,974 options under its stock option plan at an exercise price of $9.76 per stock option. Other than these options, the Corporation did not issue any other options during the 12 month period preceding the date of this prospectus supplement.
Performance Share Unit / Restricted Share Unit Plan

During the 12 month period preceding the date of this prospectus supplement, the Corporation granted the following performance share units and restricted share units under its Performance/Restricted Share Unit Plan for employees of the Corporation and its and its participating affiliates.

Three Months Ended	Number of Units Issued
December 2014	3,944
March 2015	6,332
June 2015	186,057
September 2015	8,791

Under the Performance and Restricted Share Unit Plan, the Corporation has the option to pay vested performance and restricted share units in cash, Common Shares purchased on the market or in common shares issued from treasury. If vested performance share units or restricted share units are paid in shares, the participant would receive one Common Share for each whole vested performance share unit or restricted share unit.
Directors’ Deferred Share Unit Plan
During the 12 month period preceding the date of this prospectus supplement, the Corporation granted the following deferred share units under its Directors’ Deferred Share Unit Plan to non-employee directors of the Company.

Three Months Ended	Number of Units Issued
December 2014	8,154
March 2015	10,395
June 2015	10,418
September 2015	12,779

Under the Directors’ Deferred Share Plan, non-employee directors of the Corporation may elect annually to receive all or any portion of their compensation in deferred share units in lieu of cash compensation.  The Directors Deferred Share Plan provides for settlement in cash or shares at the election of the Corporation.
Employee Share Purchase Plan
During the 12 month period preceding the date of this prospectus supplement, the Corporation issued 109,345 Common Shares pursuant to its employee stock purchase plan at a weighted average issue price of $9.78 per Common Share.
Dividend Reinvestment Plan
During the 12 month period preceding the date of this prospectus supplement, the following number of Common Shares were issued from treasury pursuant to the Corporation’s dividend reinvestment plan at the average price per Common Share and month indicated below:

Month of Issue	Number of Shares	Price per Share ($)
January 2015	706,680	9.17
April 2015	619,468	9.14
July 2015	907,017	8.83
October 2015	997,532	8.97

Private Placements of Subscription Receipts to Emera
On October 7, 2014, Algonquin issued, by way of private placement, an aggregate of 8,708,170 subscription receipts (“Subscription Receipts”) to Emera at a price of $8.90 per Subscription Receipt, for an aggregate subscription price of $77,502,713. The proceeds of the Subscription Receipt private placement are intended to be used to partially finance an interest in Odell Wind Farm LLC, which is developing a 200 MW wind project (the “Odell Acquisition”).
At any time after the closing of the Odell Acquisition, Emera may elect to convert the Subscription Receipts for no additional consideration on a one-for-one basis into Shares, subject to Emera (i) not holding, at any time after conversion of Subscription Receipts, more than 25% of the outstanding Common Shares of Algonquin and (ii) having received all necessary regulatory approvals for acquiring additional Common Shares of Algonquin. In the event that Emera has not elected to convert the Subscription Receipts by the second anniversary of the closing of the Odell Acquisition, they will automatically convert into Common Shares.
In the event that Emera does not receive regulatory approvals to acquire additional Common Shares in Algonquin (i.e. to convert the Subscription Receipts into Common Shares), Emera may, subject to compliance with applicable laws and certain other conditions, transfer the Subscription Receipts to a third party.
On December 2, 2014, Algonquin issued, by way of private placement, 3,316,583 Subscription Receipts to Emera at a purchase price of $9.95 per Subscription Receipt for an aggregate subscription price of $33,000,000. The proceeds of the subscription are intended to be used to partially finance the acquisition of the regulated water distribution utility company Park Water Company (the “Park Water Acquisition”). Subject to adjustments as provided in the applicable subscription agreement, Emera may convert the Subscription Receipts into common shares on a one-for-one basis on December 29, 2015 (the first anniversary of the closing of the Subscription Receipt transaction) or the closing of the Park Water Acquisition, whichever is first to occur.
Equity Offering – December 2014
On December 11, 2014, Algonquin issued an aggregate of 10,055,000 Common Shares at a price of $9.95 per Common Share for gross proceeds of approximately $100 million. The Common Shares were sold on a bought deal basis pursuant to an underwriting agreement with a syndicate of underwriters and were offered by way of a supplement to Algonquin’s short form base shelf prospectus dated February 18, 2014.

ELIGIBILITY FOR INVESTMENT
In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Bennett Jones LLP, counsel to the Underwriters, the Common Shares offered hereby, if issued on the date hereof, would be, on such date, qualified investments under the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a registered education savings plan, a registered disability savings plan, a deferred profit sharing plan or a tax-free savings account (“TFSA”).
Notwithstanding the foregoing, if the Common Shares are a “prohibited investment” for a trust governed by a TFSA, an RRSP or an RRIF, the holder of such TFSA or the annuitant of such RRSP or RRIF, as the case may be, that holds Common Shares will be subject to a penalty tax as set out in the Tax Act. The Common Shares will not be a prohibited investment for a trust governed by a TFSA, RRSP or RRIF provided the holder or annuitant thereof, as the case may be, (i) deals at arm’s length with the Corporation for purposes of the Tax Act, and (ii) does not have a “significant interest” (as defined in the Tax Act) in the Corporation. Generally, a holder or annuitant will have a significant interest in the Corporation if the holder or annuitant and/or persons or partnerships not dealing at arm’s length with the holder or annuitant own directly or indirectly 10% or more of the issued shares of any class of the capital stock of the Corporation or any corporation related to the Corporation within the meaning of the Tax Act. In addition, the Common Shares will not be a prohibited investment if such Common Shares are “excluded property” (as defined in the Tax Act) for trusts governed by a TFSA, RRSP or RRIF.
Prospective investors who intend to hold Common Shares in their TFSA, RRSP or RRIF should consult their own tax advisors regarding their particular circumstances.

RISK FACTORS
An investment in the Common Shares is subject to certain risks. In addition to the risks described herein, reference is made to the section entitled “Risk Factors” in the AIF and “Treasury Risk Management” and “Operational Risk Management” in the 2014 MD&A and to the risks disclosed in other documents incorporated by reference herein. Such risk factors could have a materially adverse effect on the future results of operations, business prospects or financial condition of the Corporation, and could cause actual events to differ materially from those described in forward-looking statements. Additional risks and uncertainties not presently known to the Corporation, or which the Corporation currently deems to be immaterial, may also have an adverse effect upon the Corporation.
Discretion in the Use of Proceeds
Management of the Corporation will have discretion concerning the use of proceeds of the Offering as well as the timing of their expenditures. As a result, investors will be relying on the judgment of management as to the application of the proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Corporation’s results of operations may suffer.
Future Sales or Issuances of Securities

The Corporation may sell additional Common Shares or other securities in subsequent offerings. The Corporation may also issue additional securities to finance future activities. The Corporation cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares, investors will suffer dilution to their voting power and the Corporation may experience dilution in its earnings per share.

INTERESTS OF EXPERTS
Certain legal matters in connection with the Offering hereunder will be passed upon on behalf of the Corporation by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Bennett Jones LLP. As at the date hereof, the partners and associates of Blake, Cassels & Graydon LLP and the partners and associates of Bennett Jones LLP, each as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.
Ernst & Young LLP, the auditors of the Corporation, have confirmed they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario).

AUDITORS AND REGISTRAR AND TRANSFER AGENT
The auditors of the Corporation are Ernst & Young LLP, Chartered Accountants, Ernst & Young Tower, 222 Bay Street, P. O. Box 251, Toronto, Ontario.
The registrar and transfer agent for the Common Shares is CST Trust Company, at its principal office in Toronto, Ontario.

AGENT FOR SERVICE OF PROCESS IN CANADA
Masheed Saidi and Dilek Samil, directors of the Corporation, both reside outside of Canada. Each of Ms. Saidi and Ms. Samil has appointed Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1 as her agent for service of process in Canada.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

PURCHASERS’ STATUTORY RIGHTS
Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

CERTIFICATE OF THE UNDERWRITERS
Dated: November 25, 2015
To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada.

(Signed) DAVID H. WILLIAMS CIBC World Markets Inc.	(Signed) JOHN KROEKER TD Securities Inc.

(Signed) GREG PETIT BMO Nesbitt Burns Inc.	(Signed) IAIN WATSON National Bank Financial Inc.	(Signed) KYLE WALKER RBC Dominion Securities Inc.	(Signed) THOMAS I. KURFURST Scotia Capital Inc.

(Signed) FRANCOIS CARRIER Desjardins Securities Inc.

(Signed) STEVEN WINOKUR Canaccord Genuity Corp.	(Signed) STEFAN COOLICAN Cormark Securities Inc.	(Signed) RICHARD LEGAULT Industrial Alliance Securities Inc.

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